Exhibit 18

Execution Version

PREFERRED STOCK SUBSCRIPTION AGREEMENT

THIS PREFERRED STOCK SUBSCRIPTION AGREEMENT (as may be amended or modified from time to time in accordance with the terms hereof, this “Agreement”) is entered into on September 11, 2013, by and among LIGHTING SCIENCE GROUP CORPORATION, a Delaware corporation (the “Company”), PCA LSG HOLDINGS, LLC, a Delaware limited liability company (“PCA Holdings”), LSGC HOLDINGS II, LLC, a Delaware limited liability company (“Holdings II,” and together with PCA Holdings, “Pegasus”), and RW LSG HOLDINGS LLC, a Delaware limited liability company (“Riverwood” and together with Pegasus, the “Purchasers”).

WHEREAS, the Company has authorized a new series of preferred shares designated the “Series J Convertible Preferred Stock” (“Preferred Shares”), which will be convertible into shares of common Stock, $0.001 par value per share, of the Company (“Common Stock”) in accordance with the terms of the Certificate of Designation governing the Preferred Shares, in the form attached hereto as Exhibit A (the “Series J Certificate of Designation”);

WHEREAS, the Company desires to sell to each Purchaser and each Purchaser desires to buy from the Company the number of Preferred Shares set forth on Schedule A hereto, each at a purchase price of $1,000 per share and a stated value of $1,000 per share, on the terms set forth herein; and

WHEREAS, certain capitalized terms as used herein shall have the meaning set forth in Section 7(a) hereof.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto hereby agree as follows:

1. Purchase and Sale of Preferred Shares.

(a) Payment for Preferred Shares; Delivery of Certificates. Subject to the provisions of this Agreement, and relying upon the representations, warranties and covenants set forth herein, each Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to sell to each Purchaser, the number of Preferred Shares set forth beside such Purchaser’s name on Schedule A attached hereto (the “Purchased Shares”), free and clear of all Liens (other than restrictions on transfer or Liens under applicable state and federal securities Laws and pursuant to the Series J Certificate of Designation), for aggregate consideration equal to the total consideration set forth beside such Purchaser’s name on Schedule A attached hereto (the “Purchase Price”), which shall be paid in United States dollars. The closing of the purchase and sale of the Purchased Shares by each Purchaser (the “Closing”) shall occur concurrently with the execution hereof. At the Closing: (i) each Purchaser shall transmit, or cause to be transmitted, by wire transfer of immediately available funds to the Company, in accordance with the wire transfer instructions attached hereto as Annex A an amount equal to such Purchaser’s Purchase Price, (ii) the Company will deliver to each Purchaser certificates representing such Purchaser’s Purchased Shares, registered in the name of each Purchaser in such denominations as such Purchaser shall request, (iii) each Purchaser shall deliver to the Company each of the Transaction Documents to which such

Purchaser is a party, duly executed by such Purchaser, as applicable, (iv) the Company shall deliver or cause to be delivered to each Purchaser each of the Transaction Documents to which the Company and such Purchaser is a party, duly executed by each party thereto other than such Purchaser, and (v) the Company shall cause to be delivered to each Purchaser an opinion of Haynes and Boone, LLP, counsel for the Company, in the form attached hereto as Exhibit B.

(b) Use of Purchase Price. The proceeds of the aggregate Purchase Price paid by all Purchasers shall be used by the Company for general corporate purposes.

2. Company Representations and Warranties. The Company hereby represents and warrants to each Purchaser as of the date hereof as follows, qualified by any specific disclosures made by the Company in the disclosure schedule of even date herewith delivered by the Company to Purchaser simultaneously with the execution hereof, referencing the particular subsection of this Section 2 (the “Disclosure Schedule”). The disclosures in any section or subsection of the Disclosure Schedule shall qualify each of the other sections and subsections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections:

(a) Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all licenses, Permits and authorizations necessary to own its properties, rights and assets and carry on its business as presently conducted and is duly qualified to do business as a foreign entity and in good standing in each state or country, if any, in which failure to be so qualified would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is not in violation of its Certificate of Incorporation or Bylaws.

(b) Company Power. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents and all other instruments, documents and agreements contemplated or required by the provisions of any of the Transaction Documents to be executed, delivered or carried out by the Company hereunder. The Company has the requisite corporate power and authority under the Laws of the State of Delaware to own its properties and carry on its business as presently conducted.

(c) Authorization; Governmental Approvals.

i. The execution and delivery of this Agreement and the other Transaction Documents, the consummation by the Company of the transactions herein and therein contemplated to be consummated by the Company, the issuance, sale and delivery of the Purchased Shares to each Purchaser in accordance with this Agreement and the issuance and delivery of the shares of Common Stock issuable upon conversion of the Purchased Shares (the “Conversion Shares”) in accordance with the terms of the Series J Certificate of Designation have been duly authorized by all necessary corporate action on the part of the Company.

ii. Except as required by the Series H Certificate of Designation and the Series I Certificate of Designation and for filings necessary for the sale of the Purchased Shares to qualify for certain exemptions from the registration requirements under state blue sky Laws and federal securities Laws, no authorization, consent, approval, license or exemption of, and no registration, qualification, designation, declaration or filing with, any court or Governmental Body, and no vote, authorization, consent or approval of the stockholders of the Company, is necessary for (A) the valid execution and delivery of this Agreement by the Company, (B) the execution, issuance and delivery of the Purchased Shares or Conversion Shares, (C) the execution and delivery by the Company of the other Transaction Documents or (D) the consummation by the Company of the transactions herein and therein contemplated to be consummated by the Company.

(d) Capital. The Purchased Shares will have the voting powers, designation, preferences, rights and privileges, and the qualifications, limitations and restrictions thereof, set forth in the Series J Certificate of Designation. The Company has reserved for issuance the Conversion Shares. The Purchased Shares, when issued, sold, and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly authorized, validly issued and fully paid, and will be free of restrictions on use, voting or transfer or Liens other than restrictions on transfer or Liens under the applicable state and federal securities Laws and pursuant to the Series J Certificate of Designation. Except as set forth in Section 2(d) of the Disclosure Schedule, the issuance and sale of the Purchased Shares is not subject, and will not be subject, to any preemptive rights. The Conversion Shares have been duly authorized, validly reserved for issuance, and upon conversion of the Purchased Shares and upon issuance in accordance with the terms hereof and the provisions of the Series J Certificate of Designation, will be duly authorized, validly issued and fully paid, and will be free of restrictions on use, voting or transfer or Liens other than the restrictions on transfer or Liens under the applicable state and federal securities Laws and pursuant to the Series J Certificate of Designation.

(e) Validity and Binding Effect; No Conflicts. This Agreement and each of the other Transaction Documents to which the Company is a party have been duly and validly executed and delivered by the Company and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company does not (i) conflict with, violate or cause a breach, termination, acceleration or modification of (with or without the giving of notice or the lapse of time, or both) any of the terms, conditions or provisions of or constitute a default under (A) any provision of the Certificate of Incorporation or Bylaws of the Company or any Company Subsidiary; (B) any Contract, Permit or Order to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties is bound; (C) any Law to which the Company or any Company Subsidiary is subject or by which the Company or any Company Subsidiary or any of their respective properties is bound or; (ii) result in the creation or imposition of any Lien upon the properties or assets of the Company or any

Company Subsidiary; other than in the case of the foregoing clauses (i)(B), (i)(C) and (ii), such requirements, conflicts, violations, breaches or rights which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 2(e) of the Disclosure Schedule and other than those which have been obtained or made, no Consent of any other Person is required on the part of the Company or the Company Subsidiaries in connection with the execution and delivery of this Agreement or the Transaction Documents, or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby.

(f) Capitalization.

i. Section 2(f)i of the Disclosure Schedule sets forth, a true, complete and correct listing of the following, immediately prior to the open of business on the date hereof: (i) the authorized capitalization of the Company, the number of shares of each class of Capital Stock of the Company issued and outstanding and the number of shares reserved for issuance in connection with the Company’s stock option plans or otherwise, and (ii) all options, warrants, rights to subscribe to, calls, contracts, undertakings, arrangements, Contracts and commitments to issue which may result in the issuance of Capital Stock of the Company or other securities convertible into or exchangeable for shares of Capital Stock (the “Derivative Securities”), including the applicable conversion or exercise price of such Derivative Securities. Except as set forth in Section 2(f)i of the Disclosure Schedule, as of the open of business on the date hereof, there are (A) no outstanding shares of Capital Stock of, or other equity or voting interest in, the Company, (B) no outstanding Derivative Securities, (C) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract or commitment relating to any Capital Stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (A), (B) and (C), together with the Capital Stock of the Company, being referred to collectively as “Company Securities”) and (D) no other obligations by the Company or any of Company Subsidiary to make any payments based on the price or value of any Company Securities. Except as set forth in Section 2(f)i of the Disclosure Schedule, there are no outstanding Contracts of any kind which obligate the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. All of the issued and outstanding shares of the Company’s Capital Stock have been and all shares reserved for issuance will on issuance be, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 2(f)i of the Disclosure Schedule, neither the Company nor any Company Subsidiary is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Capital Stock. Except as set forth in Section 2(f)i of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any agreement relating to the voting of, transfer of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company, including any Contract granting any Person the right to require the

Company to file a registration statement under the 1933 Act (as defined below) or to require the Company to include any securities in any other registration statement filed by the Company under the 1933 Act.

ii. After giving pro forma effect to the transactions contemplated hereby, Section 2(f)ii of the Disclosure Schedule sets forth, as of immediately prior to the open of business on the date hereof, a true, complete and correct listing of all the Company’s outstanding: (i) shares of the Common Stock and (ii) Derivative Securities, including the applicable exercise price of such Derivative Securities, other than any Derivative Securities issued pursuant to the Company’s Amended and Restated Equity-Based Compensation Plan or the Company’s 2011 Employee Stock Purchase Plan.

(g) Preferred Stock Exemption. The offer and sale of the Purchased Shares by the Company to each Purchaser pursuant to and in the manner contemplated by this Agreement will be exempt from the registration requirements of the 1933 Act. Neither the Company nor any Person acting at its direction has taken any action (including any offering of any securities or Capital Stock of the Company under circumstances which would require the integration of such offering with the offering of any of the Purchased Shares pursuant to this Agreement under the 1933 Act and the rules and regulations of the SEC thereunder) which would subject the offering, issuance, exchange or sale of any of the Purchased Shares to any Purchaser pursuant to this Agreement to the registration requirements of the 1933 Act.

3. Purchaser Representations and Warranties. Each Purchaser, severally and not jointly, represents and warrants with respect to itself to the Company as follows:

(a) Such Purchaser has the full power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder and thereunder, and to purchase, acquire and accept delivery of the Purchased Shares.

(b) The Purchased Shares are being acquired for such Purchaser’s own account and not with a view to, or intention of, distribution thereof in violation of the 1933 Act, or any applicable state securities Laws.

(c) Such Purchaser is knowledgeable in financial matters and is able to evaluate the risks and benefits of an investment in the Purchased Shares. Such Purchaser understands and acknowledges that such investment is a speculative venture, involves a high degree of risk and is subject to complete risk of loss. Such Purchaser has carefully considered and has, to the extent such Purchaser deems necessary, discussed with such Purchaser’s professional legal, tax, accounting and financial advisers the suitability of its investment in the Purchased Shares.

(d) Such Purchaser is able to bear the economic risk of its investment in the Purchased Shares for an indefinite period of time because the Purchased Shares have not been registered under the 1933 Act and, therefore, cannot be sold unless subsequently registered under the 1933 Act or an exemption from such registration is available. Such Purchaser: (i) understands and acknowledges that the Purchased Shares being issued to such Purchaser have not been registered under the 1933 Act, nor under the securities Laws of any state, nor under the Laws of any other country and (ii) recognizes that no public agency has passed upon the accuracy or adequacy of any information provided to such Purchaser or the fairness of the terms of its investment in the Purchased Shares.

(e) Such Purchaser has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Purchased Shares and has had full access to such other information concerning the Company as has been requested.

(f) This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, and the execution, delivery and performance of this Agreement by such Purchaser does not and will not conflict with, violate or cause a breach of any agreement, Contract or instrument to which such Purchaser is a party or any judgment, Order or decree to which such Purchaser is subject.

(g) Such Purchaser became aware of the offering of the Purchased Shares other than by means of general advertising or general solicitation.

(h) Such Purchaser is an “accredited investor” as that term is defined under the 1933 Act and Regulation D promulgated thereunder, as amended by Section 413 of the Private Fund Investment Advisers Registration Act of 2010 and any applicable rules or regulations or interpretations thereof promulgated by the SEC or its staff.

(i) Such Purchaser acknowledges that the certificates for the Purchased Shares will contain a legend substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.”

Subject to any lock-up or other similar agreement that may apply to the Purchased Shares as may be specifically agreed to with an applicable Purchaser, the requirement that the Purchased Shares contain the legend set forth in clause (i) above shall cease and terminate when such shares are transferred pursuant to Rule 144 promulgated under the 1933 Act. Upon the consummation of an event described in the immediately preceding sentence, the Company, upon surrender of certificates containing such legend, shall, at its own expense (without the need for any opinion of counsel for a Purchaser), deliver to the holder of any such securities as to which the requirement for such legend shall have terminated, one or more new certificates evidencing such securities not bearing such legend.

4. Additional Agreements.

(a) Purchase Covenant. Each Purchaser agrees, severally and not jointly as to itself, not to make any sale, transfer or other disposition of the Purchased Shares in violation of the 1933 Act, the 1934 Act, the rules and regulations promulgated thereunder or any applicable securities Laws.

(b) Purchaser Expenses. The Company shall pay the reasonable and documented out-of-pocket fees and expenses of the Purchasers, including the fees and expenses of attorneys, accountants and consultants employed by the Purchasers to the extent that such fees and expenses relate to services rendered in conjunction with the Purchasers’ investment in the Preferred Shares.

(c) Tax Provision. The Company and each Purchaser intend that for U.S. federal, state and local income tax purposes, the Preferred Shares will be treated as equity and each of the Company and each Purchaser agrees that it will not take any position to the contrary with respect to any Preferred Shares it acquires pursuant to the terms of this Agreement.

(d) Information Rights. For so long as a Purchaser continues to beneficially own, in the aggregate, at least 5,000 Preferred Shares, shares of Series H Preferred Stock and/or shares of Series I Preferred Stock (or the equivalent amount of Conversion Shares), during normal business hours, the Company shall provide to such Purchaser reasonable access to customary information, access and inspection rights, including delivering to such Purchaser the following information (collectively, the “Public Company Information”):

i. on an annual basis and promptly after it has been made available (but no later than thirty (30) days before the beginning of each fiscal year), (A) an annual budget of the Company, (B) a business plan of the Company, and (C) financial forecasts for the next fiscal year of the Company, in each case to the extent and in such manner and form prepared by or for the board of directors of the Company (the “Board”);

ii. on an annual basis and promptly after it has been made available (but no later than seventy-five (75) days after the end of each fiscal year), annual unaudited financial and operating reports of the Company, to the extent and in such manner and form prepared by or for the Board;

iii. on a quarterly basis and promptly after it has been made available (but in no event later than forty (40) days after the end of each quarter), unaudited quarterly financial and operating reports of the Company, to the extent and in such manner and form prepared by or for the Board;

iv. final drafts of monthly management and operating reports of the Company as reasonably requested by such Purchaser to the extent and in such manner and form prepared by or for the Company’s chief executive officer and/or provided to the Board; and

v. such other financial, management and operating reports and information reasonably requested by such Purchaser, including all such information as required for customary reporting to the limited partners of such Purchaser’s Affiliates and for tax reporting purposes.

In addition, in the event that the Company is no longer obligated to file an annual report on Form 10-K or quarterly reports on Form 10-Q with the SEC, the Company shall also deliver the following to each Purchaser (collectively, the “Private Company Information” and together with the Public Company Information, the “Company Information”):

vi. as soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter (to the extent practicable), a consolidated balance sheet of the Company and the Company Subsidiaries as of the end of such fiscal year and consolidated statements of income and cash flows of the Company and the Company Subsidiaries for such year, prepared in accordance with GAAP and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and followed promptly thereafter (to the extent it shall be available) with the opinion of the independent registered public accounting firm selected by the Company’s Audit Committee with respect to such financial statements; and

vii. in lieu of providing the information required under the foregoing Section 4(d)vi, as soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days thereafter (to the extent practicable), an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of the end of each such quarterly period, and unaudited consolidated statements of income and cash flows of the Company and the Company Subsidiaries for such period and for the current fiscal year to date, prepared in accordance with GAAP and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year, subject to changes resulting from normal year-end audit adjustments, all in reasonable detail, except that such financial statements need not contain the notes required by GAAP.

(e) Each Purchaser, and each Affiliate of such Purchaser, receiving Company Information hereunder shall keep such Company Information confidential and shall not provide access to such Company Information to any other Person; provided, that such Purchaser may provide access to such Company Information (A) to its agents, employees, directors, officers, trustees, partners, Affiliates, attorneys, accountants, advisors, auditors, portfolio management services and investors having an obligation of confidentiality to such Purchaser in the ordinary course of such Purchaser’s business; (B) to prospective transferees or purchasers of any of the Purchased Shares held by such Purchaser; provided, that any such prospective transferee or purchaser shall have agreed to keep the same confidential in accordance with the provisions of this Section 4; (C) as required by Law, subpoena, judicial order or similar legal process; provided, that each Purchaser shall notify the Company prior to disclosure if permitted by Law; (D) in connection with any litigation related to any Transaction Document or other agreement between such Purchaser or any of its Affiliates and the Company or any of its Affiliates or in connection with the exercise of any right or remedy under any such Transaction Document or agreement; and (E) as may be required in connection with the examination, audit or similar investigation of such Purchaser or with respect to a request from any Governmental Body having jurisdiction over such Purchaser. The foregoing confidentiality restriction shall not apply to any Company Information that is in the public domain, becomes part of the public domain after disclosure to such Purchaser other than due to a breach by such Purchaser of this Section 4, was within such Purchaser’s possession or developed by it prior to being furnished with such information as evidenced by such Purchaser’s records, or becomes available to such Purchaser on a non-confidential basis from a source other than the Company.

(f) Terms of the Preferred Shares. Each of the parties hereto acknowledges that the Preferred Shares shall have the powers, preferences and rights, and be subject to the qualifications, limitations or restrictions set forth in the Series J Certificate of Designation.

(g) Registration Rights. The Company, Riverwood, Zouk and Portman hereby acknowledge and agree that all Conversion Shares issuable to Riverwood, Zouk or Portman shall be deemed “Registrable Securities” pursuant to the Tri-Party Registration Rights Agreement. The Company and Pegasus hereby acknowledge and agree that all Conversion Shares issuable to Pegasus shall be deemed “Registrable Securities” pursuant to the Registration Rights Agreement.

(h) Certain Actions. Promptly following the date hereof, the Company shall take all actions required to promptly prepare and file any required notice of exempt offering of securities, including a Form D, with the SEC pursuant to the 1933 Act and/or other comparable form with state securities regulators with respect to any applicable “blue sky” laws, in each such case, with respect to the transactions contemplated hereby.

(i) U.S. Real Property Holding Corporation Status. So long each Purchaser beneficially owns any Purchased Shares or any shares of Common Stock issued upon conversion thereof, the Company shall not become a U.S. real property holding corporation within the meaning of Section 897 of the Code.

(j) Preemptive Rights. Promptly following consummation of the transaction contemplated by this Agreement, the Company shall deliver an Issuance Notice (as defined in the Series H Certificate of Designation and the Series I Certificate of Designation) to the holders of Series H Preferred Stock and the holders of Series I Preferred Stock and each such holder shall thereafter have the right, in accordance with Section 14 of the Series H Certificate of Designation and the Series I Certificate of Designation (as applicable) to purchase Preferred Shares, provided, that such rights shall assume that Pegasus has purchased the maximum number of Preferred Shares pursuant to Section 4(k) (the “Preemptive Rights Offering”).

(k) Pegasus Commitment. If upon the consummation of the Preemptive Rights Offering and the expiration of the period prescribed by Section 14(a) of the Series H Certificate of Designation and Section 14(a) of the Series I Certificate of Designation (as may be extended by the Company in its sole discretion), fewer than 20,000 Preferred Shares have been issued by the Company in the aggregate (such amount the “Aggregate Series J Issuance”), thereupon the Company shall promptly notify Pegasus of: (i) the expiration of the Preemptive Rights Offering and (ii) the number of Preferred Shares purchased pursuant to the Preemptive Rights Offering. Not later than twenty (20) Business Days after receipt of such notice from the Company, Pegasus or any of its Affiliates shall purchase an additional number of Preferred Shares equal to 20,000 minus the Aggregate Series J Issuance at a per share purchase price of $1,000 (the “Pegasus Commitment”). Any such purchase required by the Pegasus Commitment shall be made on the same terms and conditions as set forth herein; provided, that the dates set forth in Section 5(b)(i) and the definition of the term “Follow-On Offering” herein shall not be tolled and shall be as prescribed in this Agreement.

5. Subsequent Securities Sales.

(a) At least five (5) Business Days prior to the closing of a Follow-On Offering, the Company shall give notice of such Follow-On Offering to each Purchaser that owns any Preferred Shares as of such date, setting forth the terms and conditions of such Follow-On Offering.

(b) To the extent the consent of any Purchaser to a Follow-On Offering would be required pursuant to the terms of either the Series H Certificate of Designation, the Series I Certificate of Designation or the Series J Certificate of Designation, each Purchaser hereby agrees to consent to any such Follow-On Offering to the extent (and only to the extent) that such Follow-On Offering meets all of the following criteria:

i.	it is consummated on or before November 11, 2013;

ii.	it is offered to the holders of the then-outstanding shares of Series H Preferred Stock and Series I Preferred Stock (collectively, the “Existing Investors”) pursuant to Section 14(a) or Section 14(c) of the Series H Certificate of Designation and Series I Certificate of Designation, as applicable;

iii.	it is not an “Exempt Equity Issuance” as defined in the Series H Certificate of Designation or Series I Certificate of Designation;

iv.	it consists of Preferred Shares or such other security that has terms equivalent in all material respects, and limited to, the provisions set forth in Sections 2 through 8, inclusive, Sections 9(a), 9(b), 10 and 11(a) and Sections 12 through 15, inclusive of this Series J Certificate of Designation; and

v.	the purchase price results in gross proceeds to the Company in an amount less than, or equal to, $50,000,000.00 in the aggregate together with any and all other such Follow-On Offerings.

(c) To the extent that a Follow-On Offering is led by any of the Non-Pegasus Purchasers (a “Qualified Follow-On”) and in such Qualified Follow-On the Existing Investors purchase Follow-On Securities that results in gross proceeds payable to the Company that is less than, or equal to, $30,000,000.00, then each Purchaser shall have the right to elect to Exchange all or any part of the Preferred Shares held by such Purchaser. As used herein, “Exchange” means to exchange Preferred Shares into the equivalent face amount (based on the original purchase price for the Preferred Shares and the purchase price for such Follow-On Securities) of the Follow-On Securities being offered in a Qualified Follow-On on substantially the same terms and conditions that govern such Qualified Follow-On.

(d) To the extent that in any Qualified Follow-On the Existing Investors purchase Follow-On Securities that results in gross proceeds payable to the Company that is greater than $30,000,000.00, then:

i. each of the Non-Pegasus Purchasers shall have the right, but not the obligation, to elect to Exchange all or any part of the Preferred Shares held thereby;

ii. if any of the Non-Pegasus Purchasers elects to Exchange any Preferred Shares pursuant to Section 5(d)i, each of the other holders of Preferred Shares (other than Pegasus) shall have the right, but not the obligation, to elect to Exchange all or any part of the Preferred Shares held thereby; and

iii. Pegasus shall have the right, but not the obligation, to elect to Exchange all or any part of the Preferred Shares held thereby; provided, that to the extent that the gross proceeds to the Company from the sale of the Follow-On Securities purchased in such Qualified Follow-On exceeds $50,000,000.00 (the Follow-On Securities underlying such excess, if any, the “Excess Follow-On Securities”), such right shall be contingent upon Pegasus purchasing at least thirty percent (30%) of such Excess Follow-On Securities.

(e) Notwithstanding anything herein to the contrary, if both Riverwood and Pegasus fully exercise their rights to Exchange all of their respective Preferred Shares in any Qualified Follow-On pursuant to this Section 5, all of the then outstanding Preferred Shares shall be subject to mandatory Exchange. The Company shall take all necessary corporate action to facilitate any Exchange pursuant to Section 5(c) and Section 5(d).

(f) If, in connection with any Follow-On Offering, either the Series H Certificate of Designation, on the one hand, or Series I Certificate of Designation, on the other, is amended in a manner that is more favorable to the holders of Series I Preferred Stock, on the one hand, or the holders of Series H Preferred Stock, on the other (any such amendments, the “Improved Terms”), then (i) the applicable certificate of designation that was not amended to contain the Improved Terms shall be amended to provide the holders of such securities with the benefit of the applicable Improved Terms and (ii) to the extent that, prior to such Follow-On Offering, the Series J Certificate of Designation contained any term that was equivalent to an Improved Term in the Series H Certificate of Designation or Series I Certificate of Designation, the Series J Certificate of Designation shall similarly be amended to provide the holders of Preferred Shares with the benefit of the applicable Improved Terms. Notwithstanding the foregoing, no term contained in the Series H Certificate of Designation and Series I Certificate of Designation in effect immediately following consummation of any Follow-On Offering shall be deemed to be an Improved Term to the extent that the difference between the applicable term in the Series H Certificate of Designation or Series I Certificate of Designation is substantially similar to the difference in the Series H Certificate of Designation and Series I Certificate of Designation on the date hereof. To the extent that, pursuant to the terms of the Series H Certificate of Designation, the Series I Certificate of Designation or the Series J Certificate of Designation or otherwise, the consent of any Purchaser would be required to give effect to this Section 5(f), each Purchaser hereby agrees to consent to such action. The Company further agrees to take all necessary corporate action to give effect to this Section 5(f).

6. Indemnification by the Company.

(a) Subject to the limitations and other provisions of this Section 6, the Company shall save, defend, indemnify and hold harmless each Purchaser and its affiliates and the respective representatives, directors, officers, employees, members, managers, partners, stockholders, controlling Persons, agents, representatives, successors and assigns of each of the foregoing from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable out-of-pocket attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to any breach of any representation, warranty or covenant made by the Company and contained in this Agreement and the Disclosure Schedule.

(b) Each Purchaser shall give notice to the Company promptly after such Purchaser has actual knowledge of any claim as to which indemnity may be sought, and to the extent such claim is a third party claim, shall permit the Company to assume the defense of any such third party claim or any litigation resulting therefrom; provided, that counsel for the Company who shall conduct the defense of such third party claim or any litigation resulting therefrom shall be approved by each of the Purchasers, if each such Purchaser is seeking indemnification hereunder (such approval by the Purchasers shall not unreasonably be withheld conditioned or delayed), and each Purchaser may participate in such defense at its expense (other than as provided below), and provided further, that the failure of any Purchaser to give notice as provided herein shall not relieve the Company of its obligations under this Agreement, except to the extent that the Company is actually and materially prejudiced thereby. Each Purchaser, at the Company’s cost and expense, shall furnish such information regarding itself or the claim in question as the Company may reasonably request and as shall be reasonably required in connection with the defense of any such third party claim and/or litigation resulting therefrom. Each Purchaser shall have the right to retain its own counsel, with the fees and expenses to be paid by the Company, if (i) the Company fails to prosecute the applicable third party claim or litigation resulting therefrom in a prompt and timely fashion and/or (ii) representation of such Purchaser by the counsel retained by the Company would be inappropriate due to actual or potential differing interests between such Purchaser and any other party represented by such counsel in such proceeding; provided, that in no event shall the Company be required to pay the fees and expenses of more than one such separate counsel (other than foreign counsel) for the Purchasers unless and to the extent that representation of a Purchaser by the counsel retained by the Company or by or on behalf of another Purchaser would be inappropriate due to actual or potential differing interests between or among the Company and/or such Purchasers. Notwithstanding anything in this Section 6(b) to the contrary, neither the Company nor any Purchaser shall, without the prior written consent of the other party, settle or compromise any third party claim as to which indemnity may be sought or permit a default or consent to entry of any judgment unless the claimant (or claimants) and such party provide to such other party an unqualified release from all liability in respect of such third party claim; provided, that the prior written consent of each Purchaser shall be required for the Company to take any of such actions if the taking of such actions could or could reasonably be expected to reduce or limit the rights or indemnification recoveries available to, or otherwise increase the liability of or losses to, either such Purchaser, their affiliates and their respective representatives, directors, officers, employees, members, managers, partners, stockholders, controlling Persons, agents, representatives, successors and assigns. If the Company makes any payment on any claim, the Company shall be subrogated, to the extent of such payment, to all rights and remedies of the applicable Purchaser to any insurance benefits or other claims of such Purchaser with respect to such claim.

(c) Survival. The representations and warranties set forth in Sections 2(a) (Organization), 2(b) (Power), 2(c)i (Authorization), 2(d) (Capital) and 2(f) (Capitalization) shall survive the Closing for the maximum period permitted by applicable Law, and all other representations and warranties of the parties set forth in this Agreement and the other Transaction Documents shall terminate upon the Closing and thereafter shall be of no further force or effect. Following the expiration of the periods set forth above with respect to any particular representation or warranty, no party hereto shall have any further liability with respect to such representation or warranty. Except as set forth herein, all of the covenants, agreements and obligations of the parties hereto shall survive the Closing indefinitely (or if indefinite survival is not permitted by Law, then for the maximum period permitted by applicable Law). A claim for indemnification related to a breach of any of the representations and warranties becomes barred if not filed or noticed during the survival period; and the parties hereto intend to shorten (in the case of limited survival provisions) the applicable statute of limitations. Notwithstanding anything herein to contrary, any claim for indemnification that is asserted by written notice within the survival period shall survive until resolved pursuant to a final non-appealable judicial determination or a written agreement between the Company and the applicable Purchaser(s) who has made such indemnification claim.

7. General Provisions.

(a) Definitions. As used herein, the following terms shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Affiliate” shall mean any Person which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person or entity; provided, that for purposes of the definition of “Affiliate,” Purchaser shall not be deemed an “Affiliate” of the Company.

“Agreement” shall have the meaning set forth in the preamble.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York or Florida are authorized by Law to be closed; provided, that with respect to any notice period that is shorter than ten (10) Business Days and includes a Friday, such period shall be extended for one (1) additional Business Day.

“Bylaws” shall mean, when used with respect to a specified Person, the bylaws of a Person, as the same may be amended from time to time.

“Capital Stock” shall mean, with respect to any Person, any and all shares, shares of beneficial interest, interests, participations, rights in or other equivalents (however designated and whether voting or non-voting) of such Person’s capital stock or any form of membership, ownership or participation interests, as applicable, including partnership interests, whether now outstanding or hereafter issued and any and all securities, debt instruments, rights, warrants or options exercisable or exchangeable for or convertible into such capital stock.

“Certificate of Incorporation” shall mean, when used with respect to a specified Person, the articles or certificate of incorporation or other applicable organizational document of such Person, including any certificate of designation, as currently in effect.

“Closing” shall have the meaning set forth in Section 1(a).

“Common Stock” shall have the meaning set forth in the recitals.

“Company” shall have the meaning set forth in the preamble.

“Company Information” shall have the meaning set forth in Section 4(d).

“Company Subsidiary” shall mean any Subsidiary of the Company.

“Contract” shall mean any legally binding contract, agreement, mortgage, deed of trust, bond, loan, indenture, lease, license, note, option, warrant, right, instrument, commitment or other similar document, arrangement or agreement, whether written or oral, together with all amendments, modifications and/or supplements thereof.

“Conversion Shares” shall have the meaning set forth in Section 2(c)i.

“Derivative Securities” shall have the meaning set forth in Section 2(f).

“Exchange” shall have the meaning set forth in Section 5(c).

“Follow-On Offering” shall mean any issuance or sale of any security of the Company (whether debt, equity or otherwise but excluding any security issued pursuant to an Exempt Equity Issuance (as defined in the Series J Certificate of Designation) or the Preemptive Rights Offering), which offer for issuance or sale is made on or before the earlier of: (i) the consummation of one or more Qualified Follow-Ons that result in aggregate gross proceeds to the Company equal to or in excess of $30,000,000.00 and (ii) March 11, 2014; provided, that for purposes of this paragraph (ii) only, if the Company has substantially negotiated the material terms of an issuance or sale by or prior to March 11, 2014, that, but for the fact that such transaction does not actually close by such date would have been a Follow-On Offering, then such transaction, when and if consummated, shall still be considered a Follow-On Offering to the extent consummated on such terms within forty-five (45) days of March 11, 2014.

“Follow-On Securities” shall mean, with respect to any Follow-On Offering or Qualified Follow-On, the securities of the Company issued or sold in such Follow-On Offering or Qualified Follow-On.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Body” shall mean any government or governmental or quasi governmental authority including, without limitation, any federal, state, territorial, county, municipal or other governmental or quasi governmental agency, board, branch, bureau, commission, court, arbitral body (public or private), department or other instrumentality or political unit or subdivision, whether located in the United States or abroad.

“Late Company Information” shall have the meaning set forth in Section 4(e).

“Law” shall mean any treaty, statute, ordinance, code, rule, regulation, Order or other legal requirement enacted, adopted, promulgated, applied or followed by any Governmental Body.

“Lien” shall mean any mortgage, pledge, Lien (statutory or otherwise), security interest, hypothecation, conditional sale agreement, encumbrance or similar restriction or agreement.

“Material Adverse Effect” shall mean any event, change, effect, condition or contingency that has a material adverse effect on the business, assets, liabilities (including contingent liabilities), results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, other than to the extent resulting from: (i) changes in general business or economic conditions affecting the industry generally in which the Company and the Company Subsidiaries operate, (ii) changes in national or international political or social conditions, including the engagement by the United States of America in hostilities, whether or not pursuant to a declaration of a national emergency or war, or any escalation thereof, or the occurrence of any military or terrorist attack upon the Unites States of America or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States of America, (iii) changes generally affecting financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, or (v) changes in applicable Laws (including any changes in interpretations thereof), in each case in the foregoing clauses (i) through (v), inclusive, which do not disproportionately affect the Company or the Company Subsidiaries as compared to other similarly situated participants in the industry in which the Company and the Company Subsidiaries operate.

“Non-Pegasus Purchasers” shall mean, collectively, Riverwood, Zouk and Portman.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment, mediation or arbitration award (whether temporary, preliminary or permanent).

“Pegasus” shall have the meaning set forth in the preamble.

“Permits” shall mean any approvals, authorizations, licenses, permits, consents or certificates by or of any Governmental Body.

“Person” shall mean any individual, corporation, partnership, firm, limited liability company, joint venture, trust, association, unincorporated organization, group, joint stock company, Governmental Body or other entity.

“Portman” shall mean Portman Limited, a Cayman Islands exempted company and its Affiliates.

“Preferred Shares” shall have the meaning set forth in the recitals.

“Private Company Information” shall have the meaning set forth in Section 4(d).

“Purchase Price” shall have the meaning set forth in the recitals.

“Purchased Shares” shall have the meaning set forth in the recitals.

“Purchasers” shall have the meaning set forth in the preamble.

“Qualified Follow-On” shall have the meaning set forth in Section 5(c).

“Registration Rights Agreement” shall mean that certain Amended and Restated Registration Rights Agreement, dated as of January 23, 2009, by and between the Company and Pegasus Partners IV, L.P., as amended by that certain Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of May 25, 2012, by and between the Company and Pegasus Partners IV, L.P.

“Riverwood” shall have the meaning set forth in the preamble.

“SEC” shall mean the Securities and Exchange Commission.

“Series H Certificate of Designation” shall mean the Certificate of Designation governing the Series H Preferred Stock.

“Series H Preferred Stock” shall mean the Company’s Series H Convertible Preferred Stock.

“Series I Certificate of Designation” shall mean the Certificate of Designation governing the Series I Preferred Stock.

“Series I Preferred Stock” shall mean the Company’s Series I Convertible Preferred Stock.

“Series J Certificate of Designation” shall mean have the meaning set forth in the recitals.

“Series J Preferred Stock” shall have the meaning set forth in the recitals.

“Subsidiary” shall mean (i) as to any Person, any other Person more than 50% of the shares of the voting stock, voting interests, membership interests or partnership interests of which are owned or controlled, or the ability to select or elect more than 50% of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries or by such first Person and one or more of its Subsidiaries and/or (ii) any Person with respect to which the Company or a Company Subsidiary is a general partner or managing member.

“Transaction Documents” shall mean this Agreement, the schedules and exhibits hereto, the Series J Certificate of Designation, certificates evidencing the Purchased Shares and any certificate or other document required to be delivered by or on behalf of the Company or any Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

“Tri-Party Registration Rights Agreement” shall mean that certain Amended and Restated Registration Rights Agreement, dated as of September 25,

2012, by and among the Company, Riverwood, RW LSG Management Holdings LLC, Portman and Zouk.

“Zouk” means Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and their Affiliates.

(b) Choice of Law. The Laws of the State of New York without reference to any conflict of Laws provisions thereof that would result in the application of the Law of a different jurisdiction, will govern all questions concerning the construction, validity and interpretation of this Agreement.

(c) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and the applicable Purchaser, provided, that it is understood and agreed that no amendment or waiver of this Agreement shall be applicable to, or with respect to, any Purchaser without such Purchaser’s prior written consent. No delay or failure of any Purchaser in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof, nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder of each Purchaser are cumulative and not exclusive of any rights or remedies which it would otherwise have. Any waiver, permit, consent or approval of any kind or character on the part of any Purchaser of any breach or default under this Agreement or any such waiver of any provision or condition of this Agreement must be in writing by such Purchaser and shall be effective only to the extent in such writing specifically set forth.

(d) Counterparts. This Agreement may be executed in counterparts (including via facsimile or e-mail in .pdf format), each of which shall be an original and all of which shall constitute a single agreement.

(e) Effectiveness. It is understood that this Agreement is not effective and binding upon any of the parties hereto until executed and delivered by each of the parties hereto.

(f) Headings. The headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(g) Benefit of Agreement, Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and each Purchaser and their respective successors and assigns, heirs, executors and personal representative, as applicable, except that the Company shall not have the right to assign any of its rights under this Agreement without the prior written consent of each Purchaser. Notwithstanding the foregoing, the rights of each Purchaser set forth herein shall inure to the benefit of such Purchaser and its transferees. This Agreement is made solely for the benefit of the parties hereto and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 5 or as set forth above, and no other Person shall have any rights, interest or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

(h) Notices. Any and all notices or other communications required or permitted to be delivered hereunder shall be deemed properly delivered if (i) delivered personally, (ii) mailed by first class, registered or certified mail, return receipt requested, postage prepaid, (iii) sent by next day or overnight mail or delivery or (iv) sent by electronic mail, facsimile transmission or other electronic means of transmitting written documents (with a follow up copy under (iii) above), to the parties as set forth below:

If to the Pegasus:

Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

Attention: Steven Wacaster

Tel: (212) 710-2509

Fax:

Email: SWacaster@pcalp.com

With a copy (which shall not constitute notice or constructive notice) to:

Akin Gump Strauss Hauer & Feld LLP

399 Park Ave

New York, NY 10022

Attention: Jeffrey Kochian

Tel: (212) 872-806

Fax: (212) 872-1002

Email: jkochian@akingump.com

If to the Riverwood:

c/o Riverwood Capital Management L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

Attention: Jeffrey T. Parks

Tel: (650) 618-7300

Fax: (650) 618-7114

Email: jeff@rwcm.com

With a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Kirsten Jensen

Tel: (650) 251-5000

Fax: (650) 251-5002

Email: kjensen@stblaw.com

If to the Company:

If to the Company:

Lighting Science Group Corporation

1227 South Patrick Drive

Building 2A

Satellite Beach, FL 32937

Attention: Gregory T. Kaiser, Chief Financial Officer

Tel: (321) 779-5520

Fax: (321) 779-5521

Email: greg.kaiser@lsgc.com

With a copy (which shall not constitute notice or constructive notice) to:

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219

Attention: Greg R. Samuel, Esq.

Tel: (214) 651-5645

Fax: (214) 200-0577

Email: greg.samuel@haynesboone.com

Either party may change the name and address of the designee to whom notice shall be sent by giving written notice of such change to the other party. All notices or other communications to be, or otherwise, provided by a Purchaser must be sent to such other Purchaser and the Company simultaneously in accordance with the procedures set forth in this Section 6(h) in order to be deemed properly delivered.

(i) Entire Agreement. This Agreement, the Transaction Documents and all Exhibits and Schedules attached here or thereto constitute the entire agreement and understanding between the Company and the Purchasers and the final expression thereof and supersede any and all prior agreements and understandings, written or oral, formal or informal, between the Company and Purchasers relating to the subject matter hereof and thereof.

(j) Venue. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state or federal court located within New York, New York in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the Laws of the State of New York for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(k) WAIVER OF JURY TRIAL. EACH PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(l) Rules of Construction. Words such as “herein,” “hereunder,” “hereof” and the like shall be deemed to refer to this Agreement as a whole and not to any particular document or Article, Section or other portion in which such words appear. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Any reference to any federal, state, local or foreign statute, Law or other legal regulation shall be deemed to also to refer to all rules and regulations promulgated thereunder. References herein to “$” shall be references to United States Dollars. The words “include” and “including” shall be deemed to mean “include, without limitation,” and “including, without limitation”.

(m) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law in any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating any other provision of this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement and the other Transaction Documents be consummated as originally contemplated to the greatest extent possible.

(n) Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. A default by any Purchaser of its obligations pursuant to this Agreement shall not constitute a default by any other Purchaser under this Agreement and, except with respect to such defaulting Purchaser, shall not relieve the Company of any of its obligations to any other Purchaser under this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents to which it is a party, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first written above.

COMPANY:

LIGHTING SCIENCE GROUP CORPORATION

By:	/s/ Thomas C. Shields
	Name:	Thomas C. Shields
	Title:	Chief Financial Officer

Signature Page to Preferred Stock Subscription Agreement

PURCHASERS:

RW LSG HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
its Managing Member

By:	Riverwood Capital Management Ltd.,
its General Partner

By:	/s/ Michael E. Marks
	Name:	Michael E. Marks
	Title:	Director and CEO

Signature Page to Preferred Stock Subscription Agreement

PEGASUS

By:	/s/ Steven Wacaster
	Name:	Steven Wacaster
	Title:	Authorized Signatory

Signature Page to Preferred Stock Subscription Agreement

Schedule A

Purchaser	Purchased Shares	Total Cash Consideration
PCA LSG Holdings, LLC	2,500	$2,500,000.00
LSGC Holdings II, LLC	12,500	$12,500,000.00
RW LSG Holdings LLC	2,394	$2,394,000.00

Total	17,394	$17,394,000.00

Exhibit A

Series J Certificate of Designation

Exhibit B

Opinion